FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 28, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                      SIGNET APPOINTS NON-EXECUTIVE DIRECTOR

Malcolm Williamson (age 66) has joined Signet Group plc ("Signet") as a non-executive director. Mr. Williamson is Chairman of National Australia Group
Europe Limited and Deputy Chairman of Resolution PLC (previously having been
Chairman of Britannic Group PLC). He is also a non-executive director of JP
Morgan Cazenove Holdings and Group 4 Securicor PLC (previously having been a non-executive director of Securicor PLC).

Malcolm Williamson was President and CEO of Visa International, based in San
Francisco, between 1998 and 2004 before which he was Group Chief Executive of
Standard Chartered PLC from 1993 to 1998.

James McAdam, Chairman, commented: "On behalf of the Board I welcome Malcolm as a non-executive director of Signet. I am confident that his broad experience will enable him to make a significant contribution to the Group."

There are no further matters to be disclosed pursuant to paragraph 9.6 of the
Listing Rules.

Enquiries:

Timothy Jackson, Investor Relations Director            +44 (0) 20 7399 9520
Mike Smith, Brunswick                                   +44 (0) 20 7404 5959

Signet operated 1,803 speciality retail jewellery stores at 29 October 2005;
these included 1,202 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 601 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetgroupplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    November 28, 2005